May 2, 2019

James Martin
Chief Financial Officer
Cocrystal Pharma, Inc.
19805 N. Creek Parkway
Bothell, WA 98011

       Re: Cocrystal Pharma, Inc.
           Registration Statement on Form S-3
           Filed April 25, 2019
           File No. 333-231022

Dear Mr. Martin:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christine Westbrook at 202-551-5019 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Brian Bernstein, Esq.